Exhibit 99.1

Press Release

Bagneux, France, May 20, 2015

Publication of the Resolutions Proposed to the Mixed General Assembly of DBV

DBV Technologies (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announces that the resolutions proposed for its Mixed General Assembly scheduled on June 23, 2015 in Bagneux, France, were published in the Bulletin des Annonces Légales Obligatoires No. 59 dated May 18, 2015. The resolutions are also accessible on the section “Annual Reports and General Meeting” of the company’s website link: http://www.dbv-technologies.com/en/investor-relations/general-meeting.

These extraordinary resolutions include a proposal to streamline the company’s capital structure by merging DBV Technologies S.A. with the two holding companies controlled by DBV’s founders and historical shareholders, PHYS Participations and DBCS Participations, which together hold 3.02% of DBV’s capital. This restructuring is not expected to have any significant dilutive effects, and it aims to improve liquidity and access to capital.

At part of these transactions, 301,788 new ordinary shares of €0.10 nominal value each will be issued, fully paid in exchange for PHYS shares and 288,755 new ordinary shares of €0.10 nominal value each, fully paid, in exchange for DBCS shares. The total shares issued as part of these two transactions represent 3.05% of the ordinary DBV shares already admitted to trading on Euronext Paris. DBCS and PHYS hold, respectively, 301,250 and 284,798 shares of DBV Technologies. Thus, the company will receive, at the time of the merger, its own shares, which it is proposed that the General Assembly cancel.

The merger auditors appointed by order of President of the Commercial Court of Nanterre, Groupe Fidorg Paris and Laurent Nadjar, have prepared the reports required by article 236-10 of the French commercial code. These reports will be made available to shareholders at the registered office and on the issuer’s website (www.dbv-technologies.com) within statutory deadlines.

The merger auditors acknowledge the fairness of the contemplated transactions and conclude that the valuation of the contributions based, primarily, on the price of DBV Technologies shares, has not been overestimated.

Following these mergers and capital reductions, the number of ordinary shares of DBV Technologies admitted to trading will be increased by 4,495 shares, representing 0.02% of ordinary shares.

Press Release prepared pursuant to Article 5 of AMF Instruction No. 2005-11 of 13 December 2005 on the information to be disseminated in case of admission of financial securities to trading on a regulated market.

About DBV Technologies

DBV Technologies is opening up a decisive new approach to the treatment of allergies, a major public health problem in constant progression. The company, founded in 2002, has developed a unique proprietary technology, Viaskin®, patented worldwide, for administering an allergen to intact skin without a massive transfer to the blood stream, thereby significantly minimizing the risk of allergic reaction in case of accidental exposure to the allergen.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations regarding the capital structure of the company. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties relating to the effects of the restructuring and effects on the company’s stock price. A further list and description of these risks, uncertainties and other risks can be found in the company’s regulatory filings with the French Autorité des Marchés Financiers, the company’s Securities and Exchange Commission filings and reports, including in the company’s annual report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com